Exhibit 99.B(d)(4)

Long-Term Care Insurance Outline of Coverage For Long-Term Care Benefits Rider ICC24LTCBR-898

The Lincoln National Life Insurance Company

(the “Company”)

A Stock Company

Administrator Mailing Address: [PO Box 21008, Greensboro, NC 27420-1008]

[(800) 962-1654]

NOTICE TO BUYER: The Long-Term Care Benefits Rider described in this outline may not cover all of the costs associated with long-term care incurred by the Insured during the period of coverage. The buyer is advised to review carefully all policy and Rider limitations.

CAUTION: The issuance of the Long-Term Care Benefits Rider is based on the responses to the questions on your application for the Long-Term Care Benefits Rider and the policy to which it is attached. A copy of your application will be attached to any issued policy. If any answers in your application are incorrect or untrue, the Company has the right to deny benefits or rescind the Rider. The best time to clear up any questions as to the accuracy of any answers in your application is now, before a claim arises! If, for any reason, any answers are incorrect, contact the Company at the Administrator Mailing Address shown above.

1.	INDIVIDUAL COVERAGE.

The Long-Term Care Benefits Rider (the “Rider”) is attached to, and made a part of, an individual life insurance policy.

2.	PURPOSE OF OUTLINE OF COVERAGE.

This Outline of Coverage provides a very brief description of the important features of the Rider. You should compare this Outline of Coverage to outlines of coverage for other policies and riders available to you.

This is not an insurance contract, but only a summary of coverage. Only the Rider and the individual life insurance policy to which it is attached contain the governing contractual provisions. This means that the Rider and the policy set forth in detail the rights and obligations of both you and the insurance company. Therefore, if you purchase this coverage, or any other coverage, it is important that you READ YOUR POLICY AND RIDER CAREFULLY AND IN THEIR ENTIRETY!

3.	FEDERAL TAX CONSEQUENCES.

This Rider is intended to be a federally tax-qualified long-term care insurance contract under Section 7702B(b) of the Internal Revenue Code of 1986, as amended.

4.	TERMS UNDER WHICH THE RIDER MAY BE CONTINUED IN FORCE OR DISCONTINUED.

Renewability

THIS RIDER IS NON-CANCELABLE. This means that you have the right, subject to the terms of your policy and Rider, to continue this Rider in force for as long as your policy stays in force. The Company cannot change any of the terms of your Rider on its own and cannot increase the rate shown in your policy that is used to calculate the monthly rider charge. However, if your policy is issued with the right to purchase annual optional inflation protection increases and you choose to increase your benefits, the monthly rider charge will increase at that time to reflect those additional benefits.

Waiver of Premium

This Rider does not contain a waiver of premium or waiver of rider charge provision.

Lincoln Financial Group is the marketing name for Lincoln National Corporation and its affiliates.	Page 1 of 10

5.	TERMS UNDER WHICH THE COMPANY MAY INCREASE RIDER CHARGE RATES.

The Company cannot increase the rate shown in your policy that is used to calculate the monthly rider charge.

6.	TERMS UNDER WHICH THE RIDER MAY BE RETURNED AND RIDER CHARGES REFUNDED.

The Rider may be returned for any reason to the insurance agent through whom it was purchased, to any other insurance agent of the Company, or to the Company at the Administrator Mailing Address shown above within 30 days after its receipt. If returned, the Rider will be considered void from the Policy Date and the Company will refund all charges deducted for the Rider as a credit to the policy within 30 days of the return.

The monthly rider charge deducted for this Rider on the Monthly Anniversary Day immediately preceding the date the Insured dies or the date policy and Rider terminate at your request will be returned as a credit to the policy, as described in the Rider’s “Termination of Rider” provision. If the policy and Rider terminate on a Monthly Anniversary Day, no rider charges will be returned.

7.	THIS IS NOT MEDICARE SUPPLEMENT COVERAGE.

If you are eligible for Medicare, review the “Guide to Health Insurance for People with Medicare” available from the Company upon request. Neither the Company nor its agents represent Medicare, the federal government or any state government.

8.	LONG-TERM CARE COVERAGE.

Policies and riders of this category are designed to provide coverage for one or more necessary diagnostic, preventive, therapeutic, rehabilitative, maintenance, or personal care services, provided in a setting other than an acute care unit of a hospital, such as in a nursing home, in the community, or in the home.

The Rider provides coverage by reimbursing costs incurred by the Insured during the period of coverage for the Covered Services listed in the Rider, subject to the terms and conditions of the Rider.

9.	BENEFITS PROVIDED BY THE RIDER.

The LTC Benefit Limit and Maximum Monthly LTC Benefit under the Rider are equal to the greatest of the separately calculated reference values (Base, Market, and, while the Value Protection Rider is in force, Protected), as described in the “Determination of Rider Benefits” section of the Rider. Unless you request a decrease in the Policy’s Specified Amount or a partial surrender (i.e. withdrawal) under the policy, the LTC Benefit Limit will never be less than the Initial LTC Benefit Limit shown in your policy minus the sum of any benefits paid under the Rider, and the Maximum Monthly LTC Benefit will never be less than the Initial Maximum Monthly LTC Benefit shown in your policy.

Benefits under the Rider are first paid by accelerating both the policy’s Specified Amount and Accumulation Value until the Specified Amount and Accumulation Value have both been reduced to zero, then continue subject to the terms and conditions of the Rider until the Rider’s LTC Benefit Limit equals zero.

Once all Benefit Conditions listed in the Rider and in the “Eligibility for Payment of Benefits” section below are satisfied, the Company will pay an amount not to exceed the Rider’s Maximum Monthly LTC Benefit each month until the LTC Benefit Limit equals zero to:

a.	reimburse the costs incurred and actually paid by the Insured for any Covered Service or combination of Covered Services (other than Caregiver Training); and

b.	pay Indemnity Choice Option benefits, a requested amount no greater than the Indemnity Choice Option Limit, paid monthly and without regard to costs incurred.

There is no deductible period or elimination period which must be satisfied in order to be eligible for benefits under this Rider.

The amount payable for all Caregiver Training provided while the Rider is in force is limited to no more than the Caregiver Training Benefit Limit shown in your policy. Benefits paid for Caregiver Training will not reduce the available Maximum Monthly LTC Benefit for that month or the LTC Benefit Limit under the Rider.

Subject to the terms and conditions of the Rider and the policy to which it is attached, the following Covered Services may be available for reimbursement to the extent that such services are Qualified Long-Term Care Services prescribed in the Plan of Care:

INSTITUTIONAL BENEFITS

Assisted Living Facility Services

Qualified Long-Term Care Services, including room and board, provided to the Insured while he or she is confined to an Assisted Living Facility. An Assisted Living Facility is a facility, or a distinctly separate section of a facility, that is licensed or certified to operate as an Assisted Living Facility under the laws of the state or jurisdiction in which it is located and provides care for Chronically Ill individuals in exchange for monetary compensation. If the state or jurisdiction does not license or certify Assisted Living Facilities, then the facility must meet the criteria described in the Rider.

Bed Reservation

The expense incurred by the Insured to reserve the Insured’s bed in a Nursing Home while he or she is temporarily absent during a stay in a Nursing Home and is charged to reserve accommodations. The temporary absence can be for any reason with the exception of discharge. This includes, but is not limited to, a hospital stay or spending time with family. This benefit is limited to no more than a total of 30 days each calendar year. The amount payable for Bed Reservation cannot exceed 1/30th of the Rider’s Maximum Monthly LTC Benefit for each day that the bed is reserved.

Nursing Home Care Services

Qualified Long-Term Care Services, including room and board, provided to the Insured while he or she is confined to a Nursing Home. A Nursing Home is a facility or distinctly separate area, section or wing of a hospital or other institution that is licensed or certified to operate as a Nursing Home under the laws of the state or jurisdiction in which it is located, and does so in exchange for monetary compensation. If the state or jurisdiction does not license or certify Nursing Homes, then the facility must meet the criteria described in the Rider.

NON-INSTITUTIONAL BENEFITS

Adult Day Care Services

Care provided by a state licensed or certified program, for a specified number of individuals, providing social or health-related services, or both, during the day in a community group setting for the purpose of supporting frail, impaired elderly or other disabled adults who can benefit from care in a group setting outside the Home as defined in the Rider.

Care Planning Services

Services provided for the Insured by a Care Planning Agency under the direction of a Licensed Health Care Practitioner. A Care Planning Agency is an agency or organization which is primarily engaged in providing care planning on behalf of its clients. The agency or organization must be licensed as a Care Planning Agency by the appropriate licensing agency in the state or jurisdiction in which care is to be received, if the state or jurisdiction licenses such agencies. If the state or jurisdiction does not license Care Planning Agencies, then the agency must meet the criteria described in the Rider.

Caregiver Training

Training given to the Insured’s unpaid caregiver by a properly accredited medical or instructional institution or by a qualified individual, such as a licensed nurse, to provide the unpaid caregiver with the knowledge and skills necessary to care for the Chronically Ill Insured. The amount payable for Caregiver Training is limited to no more than the Caregiver Training Benefit Limit shown in your policy.

Home Health Care Services

Services which are prescribed in the Insured’s Plan of Care and which are provided by a Home Health Care Agency to the Chronically Ill Insured at the Insured’s Home as defined in the Rider. “Home Health Care” means Qualified Long-Term Care Services described in the Rider which are provided to a Chronically Ill individual in his or her Home in exchange for monetary compensation. A Home Health Care Agency is an entity that is in the business of providing Home Health Care. The entity must meet at least one of the licensing, accrediting or certification criteria described in the Rider. If an entity does not meet one or more of those criteria, then it must satisfy all of the conditions listed in the Rider in order to qualify as a Home Health Care Agency.

Hospice Services

Services given to provide palliative care to alleviate the physical, emotional, social, and spiritual discomforts of the Insured who is in the terminal phases of life. Hospice Services must be provided by an organization that meets Federal certification requirements as a hospice, or is licensed, certified or registered to provide such care according to the laws of the state or jurisdiction in which it operates.

Respite Care Services

Short-term care services provided for the Insured in an institution, in the Insured’s Home as defined in the Rider, or in a community-based program to provide temporary relief for the Insured’s unpaid caregiver while the caregiver is unavailable to provide care. This benefit is limited to no more than a total of 21 days each calendar year. The amount payable for each day of Respite Care Services cannot exceed 1/30th of the Rider’s Maximum Monthly LTC Benefit.

Alternative Care Services

Qualified Long-Term Care Services that are not covered under any of the Covered Services listed above, but which are prescribed in the Insured’s Plan of Care and which the Insured, the Insured’s Licensed Health Care Practitioner and the Company all agree would be the most appropriate and cost-effective way to meet the Insured’s long-term care needs. Alternative Care Services must be provided as an alternative to services otherwise covered under the Rider, meaning that the Insured cannot receive benefits under any other provision of the Rider while he or she is receiving Alternative Care Services.

Non-Continual Services

Services which are received by the Insured on a non-recurring basis, such as expenses for durable medical equipment or for modifications to the Insured’s Home as defined in the Rider to accommodate a wheelchair or other device, that are prescribed in the Insured’s Plan of Care, and which the Insured, the Insured’s Licensed Health Care Practitioner and the Company all agree would be the most appropriate and cost-effective way to meet the Insured’s long-term care needs. The total amount payable for Non-Continual Services in any calendar year cannot exceed the Rider’s Maximum Monthly LTC Benefit.

ELIGIBILITY FOR PAYMENT OF BENEFITS

The following Benefit Conditions must be met to qualify for benefits under the Rider:

a.	The total benefits paid to date under the Rider must not have reduced the LTC Benefit Limit to zero.

b.	The Insured must be Chronically Ill as defined in the Rider and below.

c.	A Licensed Health Care Practitioner, who has evaluated the Insured, must certify that the Insured is Chronically Ill, as defined in the Rider, due to either being unable to perform, without Substantial Assistance from another individual, at least 2 Activities of Daily Living for a period of at least 90 days as a result of loss of functional capacity, or requiring Substantial Supervision to protect the Insured from threats to health and safety caused by Severe Cognitive Impairment, and develop and prescribe a Plan of Care in accordance with the Rider’s definition of “Plan of Care”. A Licensed Health Care Practitioner of our choice will certify that the Insured is Chronically Ill and develop, review, modify or approve the Plan of Care. The Insured must receive the Covered Services prescribed under the Plan of Care while the Rider is in force, other than benefits received under the Rider’s “Benefits After Lapse” and “Nonforfeiture Benefit” provisions.

d.	At least once every 12 months after a Licensed Health Care Practitioner initially certifies that the Insured is Chronically Ill, and for as long as the Insured continues to be Chronically Ill, a Licensed Health Care Practitioner must again:

1.	certify to us that the Insured is Chronically Ill; and

2.	either prescribe a new Plan of Care, or reconfirm the existing Plan of Care.

There is no deductible period or elimination period which must be satisfied in order to be eligible for benefits under the rider.

“Chronically Ill” (“Chronic Illness”) means a state of health where the Insured:

a.	is unable to perform, without Substantial Assistance as defined below from another individual, at least 2 of the Activities of Daily Living described below:

1.	for a period of at least 90 days; and

2.	as a result of loss of functional capacity; or

b.	requires Substantial Supervision to protect the Insured from threats to health and safety caused by a Severe Cognitive Impairment, as defined below.

The term “Chronically Ill” shall not include an Insured who otherwise meets the requirements stated above unless, within the preceding 12 month period, a Licensed Health Care Practitioner has certified that the Insured meets the requirements of this provision.

The 6 “Activities of Daily Living” are:

a.	Bathing: The Insured’s ability to wash himself or herself in a tub or shower (including the task of getting into or out of the tub or shower), or else to wash himself or herself by sponge bath.

b.	Continence: The Insured’s ability to maintain control of bowel and bladder function; or, when unable to maintain control of bowel or bladder function, the Insured’s ability to perform associated personal hygiene (including caring for a catheter or colostomy bag).

c.	Dressing: The Insured’s ability to put on and take off all essential items of clothing and any necessary braces, fasteners or artificial limbs.

d.	Eating: The Insured’s ability to feed himself or herself by getting food into the body from a receptacle (such as a plate, cup, or table) or by a feeding tube or intravenously.

e.	Toileting: The Insured’s ability to get to and from the toilet, get on and off the toilet, and perform personal hygiene associated with the use of the toilet.

f.	Transferring: The Insured’s ability to get into or out of a typical bed, chair, or wheelchair.

“Severe Cognitive Impairment” means severe deterioration or severe loss in the Insured’s intellectual capacity that is measured and confirmed by objective clinical evidence and standardized tests that reliably identify and measure severe impairment in the following areas:

1.	the Insured’s short- or long-term memory;

2.	the Insured’s orientation as to person, such as who they are, place, such as their location, and time, such as day, date, and year; and

3.	the Insured’s deductive or abstract reasoning, including judgment as it relates to safety awareness.

“Substantial Assistance” means hands-on assistance, or the presence of another person within arm’s reach, which is necessary to assist the Chronically Ill Insured with the performance of an Activity of Daily Living by physical intervention, and to prevent injury to the Insured while the Insured is performing an Activity of Daily Living.

“Substantial Supervision” means continual supervision that may include cueing by verbal prompting, gestures, or other demonstrations by another person who is physically present with the Chronically Ill Insured that is necessary to protect the Insured from death or serious threats to the Insured’s health or safety arising from the Insured’s Severe Cognitive Impairment.

Benefit Payment Option Election

Upon the initial long-term care claim, the Owner must elect one of two Benefit Payment Options as described below. Once the Benefit Payment Option has been chosen, the election is irrevocable and cannot be changed for the life of the Rider.

Each option affects the amount of your benefit payments and claim administration differently. As shown on the Policy Specifications, the Indemnity Choice Option provides a modified Monthly Maximum LTC Benefit Amount compared to the Reimbursement Option.

Reimbursement Option – The Owner elects to receive benefit payments based on receipts for Covered Services that are submitted during the claim occurrence. The total benefit payments in any month cannot be greater than the Maximum Monthly LTC Benefit Amount for the Reimbursement Option.

Indemnity Choice Option – The Owner elects an Indemnity benefit payment that will be paid each month during the claim occurrence without regard to the number of days of services received or the actual expenses incurred. The specific benefit payment amount requested cannot be greater than the Maximum Monthly LTC Benefit Amount for the Indemnity Choice Option.

International Benefits

The Rider provides for benefits for Nursing Home Care Services or Assisted Living Facility Services received outside of the United States or its territories and possessions (collectively, “United States”), subject to the terms and conditions described in the Rider. The amount payable each calendar month for such services is limited to the Rider’s Maximum Monthly LTC Benefit. The only Covered Services payable, when received outside the United States, are benefits for Nursing Home Care Services or Assisted Living Facility Services.

International Benefits are limited to no more than a total of 36 months of payments by us while the Rider is in force.

10.	LIMITATIONS AND EXCLUSIONS.

Pre-Existing Conditions

The Rider does not exclude pre-existing conditions.

Non-eligible Facilities or Providers

The Rider does not cover services provided by a facility or an agency that does not meet the Rider’s definition for such facility or agency, except as provided under Alternative Care Services. Unless specifically noted in the Rider, the Rider does not cover services provided by unlicensed providers. The Rider does not cover services provided by an Immediate Family Member as defined in the Rider unless the Immediate Family Member providing the service meets the criteria described in the Rider.

Non-eligible Levels of Care

The Rider only provides benefits for services that are Qualified Long-Term Care Services as defined in the Rider which are prescribed in the Plan of Care. The Rider does not provide benefits for services which do not meet those criteria.

Exclusions, Exceptions and Limitations

The Rider will not provide benefits for:

a.	treatment or care due to alcoholism or drug addiction;

b.	treatment arising out of an attempt at suicide, whether sane, mentally or psychologically impaired or insane, or an intentionally self- inflicted injury;

c.	treatment provided in a Veteran’s Administration or government facility, unless the Insured or the Insured’s estate is charged for the confinement or services or unless otherwise required by law;

d.	loss to the extent that benefits are payable under any of the following:

1.	Medicare, including that which would have been payable but for the application of a deductible or a coinsurance amount, or any other governmental programs, except Medicaid;

2.	state or Federal workers’ compensation laws;

3.	employer’s liability laws;

4.	occupational disease laws; and

5.	any motor vehicle no-fault laws;

e.	confinement or care received outside the United States or its territories and possessions, other than benefits for Nursing Home Care Services and Assisted Living Facility Services as described in the “International Benefits” provision above;

f.	services provided by a facility or an agency that does not meet the Rider’s definition for such facility or agency, except as provided under Alternative Care Services;

g.	services provided by an Immediate Family Member, unless the Immediate Family Member providing the service meets the criteria described in the Rider; and

h.	services for which no charge is or would normally be made in the absence of insurance.

Reduction of Benefit Payment Due to Debt

A benefit paid under the Rider will be first used to repay a portion of any outstanding Debt, as described in the Rider.

THE LONG-TERM CARE BENEFITS RIDER MAY NOT COVER ALL THE EXPENSES ASSOCIATED WITH YOUR LONG- TERM CARE NEEDS.

11.	RELATIONSHIP OF COST OF CARE AND BENEFITS.

Because the cost of long-term care services will likely increase over time, you should consider whether and how the benefits provided under the Rider may be adjusted.

Increases in Policy Specified Amount

If your Rider is not issued with the right to purchase annual Optional Inflation Protection increases, or if that right terminates as described in the Rider, the LTC Benefit Limit and Maximum Monthly LTC Benefit under your Rider can be increased if you request, and we approve, an increase in your policy’s Specified Amount. A request to increase your policy’s Specified Amount is subject to evidence of insurability and the terms and conditions described in the policy.

Optional Inflation Protection

If your Rider is issued with the right to purchase Optional Inflation Protection, you can purchase a 5% compound Optional Inflation Protection increase on each Policy Anniversary, with no evidence of insurability. Every annual Optional Inflation Protection increase purchased by you will be factored into the calculation of the benefits under your Rider, as described in the Rider.

This right to purchase an annual Optional Inflation Protection increase will not terminate as long as the following conditions are satisfied:

a.	you continue to purchase each year’s Optional Inflation Protection increase;

b.	your Rider’s LTC Benefit Limit is greater than zero; and

c.	your Rider remains in force.

If your right to purchase annual Optional Inflation Protection increases terminates as described in the Rider, any previously purchased Optional Inflation Protection increases will continue to be included in the calculation of benefits under your Rider. The rate used to calculate the monthly rider charge will be reduced, as described in the Rider.

If you reject the right to purchase Optional Inflation Protection increases on the application for the Rider, you will not be able to purchase Optional Inflation Protection increases.

Monthly Rider Charge

Your monthly rider charge is calculated based on the LTC Benefit Limit in effect on each Monthly Anniversary Day. The rate shown in your policy that is used to calculate the monthly rider charge will not increase when you purchase an Optional Inflation Protection increase, when you request an increase in your policy’s Specified Amount, or if the LTC Benefit Limit under your Rider increases as a result of an increase in your policy’s Accumulation Value. However, the monthly rider charge for your Rider will increase at that time to reflect the additional benefits.

The chart below gives examples of the increased monthly rider charge as a result of each annual Optional Inflation Protection increase shown. Your actual monthly rider charges will be different from the examples shown depending on your sex, issue age, rate class, Initial LTC Benefit Limit, whether or not benefits have been paid under your Rider, and/or if your Rider’s LTC Benefit Limit increases as a result of increases in your policy’s Accumulation Value.

Monthly Rider Charge after annual 5% Compound Optional Inflation Protection Increase Initial LTC Benefit Limit: $180,000 (Initial Maximum Monthly LTC Benefit: $5,000)
Male Rate Class: Standard Issue Age: 50	Issue to 1st Policy Anniversary (“Anniv”)	1st Anniv to 2nd Anniv	2nd Anniv to 3rd Anniv	3rd Anniv to 4th Anniv	4th Anniv to 5th Anniv
Monthly LTC Base Charge Rate (per $1,000 of LTC Benefit Limit (Base))	1.27596	1.27596	1.27596	1.27596	1.27596
LTC Benefit Limit (Base)	$180,000	$189,000	$198,450	$208,373	$218,791
Monthly Rider Base Charge	$229.67	$241.16	$253.21	$265.88	$279.17
Monthly LTC Excess Charge Rate (per $1,000 of LTC Benefit Limit (Excess))	0.78176	0.78176	0.78176	0.78176	0.78176
LTC Benefit Limit (10% Market Return)	$198,000.0	$217,800.0	$239,580.0	$263,538.0	$289,891.8
LTC Excess Limit over Base Limit	$18,000.0	$28,800.0	$41,130.0	$55,165.0	$71,100.8
Monthly Rider Excess Charge	$14.1	$22.5	$32.2	$43.1	$55.6
Total LTC Rider Charge	$243.74	$263.67	$285.37	$309.00	$334.75
Female Rate Class: Couples Discount Issue Age: 45	Issue to 1st Policy Anniversary (“Anniv”)	1st Anniv to 2nd Anniv	2nd Anniv to 3rd Anniv	3rd Anniv to 4th Anniv	4th Anniv to 5th Anniv
Monthly LTC Base Charge Rate (per $1,000 of LTC Benefit Limit (Base))	1.61214	1.61214	1.61214	1.61214	1.61214
LTC Benefit Limit (Base)	$180,000	$189,000	$198,450	$208,373	$218,791
Monthly Rider Base Charge	$290.19	$304.69	$319.93	$335.93	$352.72
Monthly LTC Excess Charge Rate (per $1,000 of LTC Benefit Limit (Excess))	1.06865	1.06865	1.06865	1.06865	1.06865
LTC Benefit Limit (10% Market Return)	$198,000.0	$217,800.0	$239,580.0	$263,538.0	$289,891.8
LTC Excess Limit over Base Limit	$18,000.0	$28,800.0	$41,130.0	$55,165.0	$71,100.8
Monthly Rider Excess Charge	$19.2	$30.8	$44.0	$59.0	$76.0
Total LTC Rider Charge	$309.42	$335.47	$363.88	$394.88	$428.70

The graph below provides a comparison of the Maximum Monthly LTC Benefit provided by a Rider where the annual 5% compound Optional Inflation Protection increase was purchased every year for the first 20 Policy Years, versus a Rider with no Optional Inflation Protection increases. These examples assume that no benefits have been paid under the Rider, and that there is no increase in the Rider’s Maximum Monthly LTC Benefit as a result of increases in the policy’s Accumulation Value or Specified Amount.

12.	ALZHEIMER’S DISEASE AND OTHER ORGANIC BRAIN DISORDERS.

This Rider will provide benefits for Qualified Long-Term Care Services prescribed in the Plan of Care resulting from a clinical diagnosis of Alzheimer’s Disease or related degenerative and dementing illnesses, subject to the terms of this Rider.

13.	RIDER CHARGES.

The monthly rider charge for the Rider will be deducted as part of the policy’s Monthly Deduction. The rate used to calculate the monthly rider charge for your Rider is shown in your policy.

14.	ADDITIONAL FEATURES.

Medical Underwriting

The issuance of this Rider is subject to medical underwriting.

Nonforfeiture

The “Nonforfeiture Benefit” provision in the Rider provides for a limited amount of paid-up long-term care insurance if the policy and Rider terminate after having been in force for at least 3 years, subject to the terms and conditions of the provision. There is no additional charge for this benefit.

[Benefit Transfer Rider]

If the [Benefit Transfer Rider] is attached to your policy, and you are the Beneficiary of an Eligible Policy as defined in the [Benefit Transfer Rider], you may be able to purchase an amount of paid- up long-term care benefit with the death benefit proceeds payable under that Eligible Policy, subject to the terms and conditions of the [Benefit Transfer Rider].

15.	CONTACT THE STATE AGENCY LISTED IN THE NAIC’S “A SHOPPER’S GUIDE TO LONG- TERM CARE INSURANCE” IF YOU HAVE GENERAL QUESTIONS REGARDING LONG-TERM CARE INSURANCE. CONTACT THE LINCOLN NATIONAL LIFE INSURANCE COMPANY IF YOU HAVE SPECIFIC QUESTIONS REGARDING THE LONG-TERM CARE BENEFITS RIDER DESCRIBED IN THIS OUTLINE.

Page 10 of 10